October 15, 2019

Erik Gonzalez
Chief Financial Officer
Maxcom Telecommunications, Inc.
Guillermo Gonzalez Camarena No. 200
Colonia Santa Fe Centro Ciudad
01376 Mexico City
Mexico

       Re: Maxcom Telecommunications, Inc.
           Registration Statement on Form T-3
           Filed October 4, 2019
           File No. 022-29080

Dear Mr. Gonzalez:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Joy Gallup